EXHIBIT I
TEEKAY OFFSHORE PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE
TEEKAY OFFSHORE PARTNERS REPORTS FIRST QUARTER RESULTS

Highlights

▪	Generated $9.0 million in distributable cash flow for the first quarter of 2007
▪	Declared a cash distribution of $7.0 million, or $0.35 per unit, for the first quarter

Nassau, The Bahamas, May 9, 2007 - Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) today reported net income of $6.8 million for the quarter ended March 31, 2007, compared to a net loss of $48.2 million for the quarter ended December 31, 2006. The results for the first quarter of 2007 and the fourth quarter of 2006 included foreign currency translation losses of $4.2 million and $55.5 million, respectively, which are discussed further below.

The Partnership owns a 26% interest in Teekay Offshore Operating L.P. (OPCO), which owns and operates the world's largest fleet of shuttle tankers, in addition to floating storage and offtake (FSO) units and double-hull conventional oil tankers. The Partnership controls OPCO through the ownership of its general partner, and the Partnership’s parent company, Teekay Shipping Corporation (Teekay), owns the remaining 74% interest in OPCO. Since the Partnership controls OPCO through its ownership of its general partner, the Partnership’s financial statements includes the consolidated results of both the Partnership and OPCO. Initially, the Partnership will conduct all operations through OPCO and its subsidiaries; however in the future, the Partnership intends to conduct additional operations through wholly-owned subsidiaries.

During the three months ended March 31, 2007, the Partnership generated $9.0 million of distributable cash flow(1). On April 23, 2007, Teekay Offshore GP LLC, the general partner of Teekay Offshore, declared a cash distribution of $0.35 per unit ($1.40 per unit on an annualized basis) for the first quarter of 2007, representing a total cash distribution of $7.0 million. The cash distribution will be paid on May 14, 2007, to all unitholders of record on May 1, 2007.

For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency exchange gains or losses in the income statement, as reflected in the foreign currency translation losses for the three months ended March 31, 2007 and December 31, 2006.

The $4.2 million foreign currency translation loss in the first quarter of 2007 primarily relates to the revaluation of foreign currency-denominated monetary assets and liabilities. The foreign currency translation loss of $55.5 million incurred in the fourth quarter of 2006 mainly relates to the revaluation of the deferred income taxes and a Norwegian Kroner denominated loan owed to Teekay by a subsidiary of OPCO from October 2006 and up to the date of closing the Partnership’s initial public offering (IPO) on December 19, 2006. Teekay sold this loan receivable to OPCO immediately before the IPO and as a result, the foreign currency translation gains and losses subsequent to the IPO date are expected to be significantly lower.

(1) Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix A for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

- more -

Future Growth Opportunities

Teekay is obligated to offer Teekay Offshore certain shuttle tankers, FSO units, and Floating Production Storage and Offloading (FPSO) units it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. Teekay Offshore also has visible near-term built-in growth opportunities in each of its business segments:

Shuttle Tankers

Teekay is obligated to offer the Partnership the opportunity to acquire its interest in two shuttle tankers, which will operate under 13-year fixed-rate charters with Petrobras of Brazil. The vessels must be offered to the Partnership within one year from their date of delivery. One of the vessels commenced its charter with Petrobras in April 2007 and the second vessel is expected to complete its shuttle tanker conversion near the end of the second quarter of 2007.

In January 2007, Teekay ordered two Aframax shuttle tanker newbuildings, which are scheduled to deliver during the third quarter of 2010, for a total delivered cost of approximately $240 million. It is anticipated that these vessels will be offered to the Partnership and will be used to service either new long-term, fixed-rate contracts Teekay may be awarded prior to delivery or OPCO’s contracts-of-affreightment in the North Sea.

FSO Units

Teekay is obligated to offer Teekay Offshore the opportunity to acquire one FSO unit currently being upgraded. This vessel must be offered to the Partnership within one year from its date of delivery, which is expected to be in the second quarter of 2007. The FSO unit will operate under a 7-year time charter to Apache Corporation of Australia.

FPSO Units

Teekay is obligated to offer the Partnership its interest in certain future FPSO projects, some of which may be acquired from Teekay Petrojarl ASA (Teekay Petrojarl). As at March 31, 2007, Teekay owned 64.5% of Teekay Petrojarl, which currently owns four FPSO units operating in the North Sea. In addition, Petrobras awarded Teekay Petrojarl a two-year charter contract for an FPSO commencing in the first quarter of 2008.

Teekay’s Remaining Interest in OPCO

Teekay may offer to Teekay Offshore additional limited partner interests in OPCO that Teekay owns. Teekay currently owns 74% of OPCO and Teekay Offshore owns the remaining 26%.

- more -

Operating Results

The following table highlights certain financial information for Teekay Offshore’s three main segments: the shuttle tanker segment, the conventional tanker segment, and the FSO segment (Please read the “OPCO Fleet” section of this release below and Appendix B for further details):

	Three Months Ended March 31, 2007 (unaudited)				Three Months Ended December 31, 2006 (unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total

Net voyage revenues	121,325	29,425	5,467	156,217	118,819	23,577	4,973	147,369

Vessel operating expenses	22,743	6,002	1,474	30,219	22,801	4,419	1,704	28,924
Time-charter hire expense	38,115	-	-	38,115	39,811	-	-	39,811
Depreciation & amortization	20,695	5,585	2,311	28,591	18,272	4,994	2,466	25,732

Cash flow from vessel operations*	47,654	21,400	3,550	72,604	42,911	17,593	2,927	63,431

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s shuttle tanker segment increased to $47.7 million for the first quarter of 2007, compared to $42.9 million for the previous quarter, primarily due to the change in accounting treatment for five of OPCO’s 50%-owned shuttle tankers. On December 1, 2006, the operating agreements for these joint ventures were amended, resulting in OPCO obtaining control of these joint ventures and consequently, OPCO has consolidated these entities effective December 1, 2006.

As anticipated, the Partnership’s shuttle tanker fleet benefited from seasonally strong oil production in the North Sea during the past two quarters. Since regular maintenance of offshore oil facilities in the North Sea typically occur during the summer months, a portion of the Partnership’s shuttle tanker fleet usually experiences lower utilization during these periods and higher utilization in the winter months.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s conventional tanker segment increased to $21.4 million for the first quarter of 2007, compared to $17.6 million for the previous quarter, primarily due to the inclusion of the results from the Navion Saga which temporarily traded in the spot market as a conventional crude oil tanker during the quarter. This vessel will commence a three-year FSO time charter contract commencing in the second quarter of 2007.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment increased to $3.6 million for the first quarter of 2007, compared to $2.9 million for the previous quarter, primarily due to a scheduled drydocking of one of OPCO’s FSO units during the fourth quarter of 2006.
- more -

OPCO Fleet

The following table summarizes OPCO’s fleet as of March 31, 2007:
	Number of Vessels
	Owned Vessels	Chartered-in Vessels	Total
Shuttle Tanker Segment (1)	24	12	36

Conventional Tanker Segment	9	-	9

FSO Segment	4	-	4
Total	37	12	49

(1)	Includes five shuttle tankers in which the Partnership’s ownership interest is 50%

Liquidity

As of March 31, 2007, the Partnership had total liquidity of $442.3 million, comprising $114.3 million in cash and cash equivalents and $328.0 million in undrawn medium-term revolving credit facilities.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Shipping Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore Partners owns a 26.0% interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four floating storage and offtake units and nine conventional crude oil Aframax tankers. Teekay Offshore Partners L.P. also has rights to participate in certain floating production, storage and offloading (FPSO) opportunities.

Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.

Earnings Conference Call

The Partnership plans to host a conference call at 12:00 p.m. ET on Friday May 11, 2007, to discuss the Partnership’s results and the outlook for its business activities. The Partnership’s earnings presentation will be available on the Partnership’s web site at www.teekayoffshore.com prior to the call. All unitholders and interested parties are invited to participate in the conference call by dialing (866) 215-0058, or (416) 915-9616, or listen to the live conference call through the web site at www.teekayoffshore.com. The Partnership plans to make available a recording of the conference call until midnight May 18, 2007 by dialing (866) 245-6755 or (416) 915-1035, access code 172392 or via the Partnership’s web site until June 11, 2007.

For Investor Relations enquiries contact:
Dave Drummond
Tel: +1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-6433

Web site: www.teekayoffshore.com
- more -

TEEKAY OFFSHORE PARTNERS L.P. SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS) (1) (in thousands of U.S. dollars, except unit data)

	Three Months Ended March 31, 2007 (unaudited)	Three Months Ended December 31, 2006 (unaudited)

VOYAGE REVENUES	190,752	169,322
OPERATING EXPENSES
Voyage expenses	34,535	21,953
Vessel operating expenses	30,219	28,924
Time-charter hire expense	38,115	39,811
Depreciation and amortization	28,591	25,732
General and administrative	15,174	15,089
	146,634	131,509
Income from vessel operations	44,118	37,813
OTHER ITEMS
Interest expense	(18,509)	(31,076)
Interest income	1,137	1,026
Income tax recovery	3,906	473
Equity income from joint ventures	-	1,606
Foreign exchange loss	(4,160)	(55,509)
Other - net	2,719	204
Net income (loss) before non-controlling interest	29,211	(45,463)
Non-controlling interest	(22,379)	(2,753)
Net income (loss)	6,832	(48,216)
Limited partners’ units outstanding:
Weighted-average number of common units outstanding - Basic and diluted (2)	9,800,000	3,789,130
Weighted-average number of subordinated units outstanding - Basic and diluted (2)	9,800,000	9,800,000
Weighted-average number of total units outstanding - Basic and diluted	19,600,000	13,589,130

(1) During August 2006, Teekay Shipping Corporation (Teekay) formed Teekay Offshore, as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry. Teekay Offshore owns a 26% interest in Teekay Offshore Operating L.P. (OPCO), which owns and operates the world’s largest fleet of shuttle tankers, in addition to FSO units and double-hull conventional tankers. Teekay Offshore controls OPCO through its ownership of OPCO’s general partner and Teekay owns the remaining 74% interest in OPCO. Prior to the closing of Teekay Offshore’s initial public offering on December 19, 2006, Teekay transferred eight Aframax-class conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (Norsk Teekay) and one FSO unit to Teekay Offshore Australia Trust. Subsequently, Teekay transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries, Norsk Teekay, Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit LLC (collectively referred to as Teekay Offshore Partners Predecessor). Combined consolidated financial results for periods prior to December 19, 2006 are attributable primarily to Teekay Offshore Partners Predecessor.

(2)For periods prior to the Partnership’s IPO on December 19, 2006, represents the number of units received by Teekay in exchange for a 26% interest in OPCO at the time of the IPO.
- more -

TEEKAY OFFSHORE PARTNERS L.P. SUMMARY CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars)
	As at March 31, 2007 (unaudited)	As at December 31, 2006 (unaudited)
ASSETS
Cash and cash equivalents	114,343	113,986
Other current assets	96,045	78,739
Vessels and equipment	1,502,354	1,524,842
Other assets	120,705	130,216
Intangible assets	63,406	66,425
Goodwill	127,113	127,113
Total Assets	2,023,966	2,041,321
LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	33,301	50,353
Current portion of long-term debt	18,980	17,656
Advances from affiliate	10,713	16,951
Long-term debt	1,268,711	1,285,696
Other long-term liabilities	101,004	103,746
Non-controlling interest	446,685	427,977
Partners’ equity	144,572	138,942
Total Liabilities and Partners’ Equity	2,023,966	2,041,321

-more-

TEEKAY OFFSHORE PARTNERS L.P. APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE (in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure - Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash expenses, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

Three Months Ended March 31, 2007
(unaudited)

Net Income	6,832
Add:
Depreciation and amortization	28,591
Non-controlling interest	22,379
Non-cash expenses	149
Foreign exchange loss	4,160
Public partnership expenses	529
Less:
Estimated maintenance capital expenditures	(18,480)
Income tax recovery	(3,906)
Distributable Cash Flow before Non-Controlling Interest	40,254
Non-controlling interest’s share of DCF	(30,750)
Public partnership expenses	(529)
Distributable Cash Flow	8,975

- more -

TEEKAY OFFSHORE PARTNERS L.P. APPENDIX B - SUPPLEMENTAL INFORMATION (in thousands of U.S. dollars)

	Three Months Ended March 31, 2007
	(unaudited)
	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
Net voyage revenues (1)	121,325	29,425	5,467	156,217
Vessel operating expenses	22,743	6,002	1,474	30,219
Time-charter hire expense	38,115	-	-	38,115
Depreciation and amortization	20,695	5,585	2,311	28,591
General and administrative	12,708	2,023	443	15,174
Income from vessel operations	27,064	15,815	1,239	44,118

	Three Months Ended December 31, 2006
	(unaudited)
	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
Net voyage revenues (1)	118,819	23,577	4,973	147,369
Vessel operating expenses	22,801	4,419	1,704	28,924
Time-charter hire expense	39,811	-	-	39,811
Depreciation and amortization	18,272	4,994	2,466	25,732
General and administrative	13,182	1,565	342	15,089
Income from vessel operations	24,753	12,599	461	37,813

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; the offers of shuttle tankers, FSOs and FPSOs and associated contracts from Teekay to Teekay Offshore; the potential for Teekay to offer two Aframax shuttle tanker newbuildings either with new long-term fixed-rate contracts, or to service the contracts-of-affreightment in the North Sea; the potential for Teekay to offer to Teekay Offshore additional limited partner interests in OPCO; and the Partnership’s exposure to foreign currency fluctuations, particularly in Norwegian Kroner. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of offshore oil, either generally or in particular regions; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership or OPCO to renew or replace long-term contracts; the failure of Teekay to offer additional interests in OPCO to Teekay Offshore; the Partnership’s ability to raise financing to purchase additional vessels and/or interests in OPCO; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

- end -